Exhibit 12.1

BRITISH AMERICAN TOBACCO P.L.C.

COMPUTATION OF HISTORICAL AND PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

(Pounds in Millions)

(Unaudited)

in £ millions (unaudited)	Pro Forma For the Year Ended December 31, 2016	For the Years Ended December 31,
		2016	2015
Earnings before fixed charges:
Profit before taxation	11,153	6,245	5,855
Excess/(shortfall) of dividends over earnings of affiliates accounted for by the equity method	(1,242)	(1,242)	(643)
Add: Fixed charges (below)	1,493	604	608
Subtract: Profit for the year attributable to non-controlling interests	(191)	(191)	(232)

Total earnings before fixed charges	11,213	5,416	5,588
Fixed charges:
Finance costs, excluding loss on bond redemption(1)	1,460	580	584
Estimated interest portion of rental expense(2)	33	24	24

Total fixed charges	1,493	604	608
Ratio of earnings to fixed charges(3)	7.5	9.0	9.2

(1)	Finance costs, excluding loss on bond redemption, include interest on borrowings, amortization of debt discount and expenses, fair value changes on derivative instruments and hedged items, and exchange differences on financial liabilities.
(2)	One-third of rent expense is the portion deemed representative of the interest factor.
(3)	Based on rounded thousands.